--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ]Form N-SAR

                     For the Period Ended September 30, 2000

--------------------------------------------------------------------------------

Part I - Registrant Information

Full name of Registrant:

EpicEdge, Inc.

Address of Principal Executive Office:

3200 Wilcrest Drive, Suite 370, Houston, Texas 77042

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

--------------------------------------------------------------------------------

[X] The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

--------------------------------------------------------------------------------

Part III - Narrative

The Company's Quarterly Report on Form 10-Q could not be filed within the prescribed period as the Company will require additional time to gather all of the appropriate information to properly account for certain long-term contracts and certain financing transactions. The Quarterly Report on Form 10-Q will be filed prior to the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Paul Ruiz         512-261-3346

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

         Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         No

EpicEdge, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 13, 2000                                    By: /s/ Paul Ruiz
                                                         -----------------------
                                                         Chief Financial Officer